UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

SEC FILE NUMBER 000-23415

NOTIFICATION OF LATE FILING

CUSIP NUMBER

(Check One):   [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K [    ] Form 10-QSB [ X ] Form N-SAR

For Period Ended:   September 30, 2004

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRATION INFORMATION

GABRIEL TECHNOLOGIES CORPORATION

4538 S. 140th Street

Omaha NE 68137

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The registrant cannot file its Form 10-QSB within the prescribed time period because of pending additional information necessary for finalizing its Form 10-QSB.

The Company was unable to complete and obtain required financials and other information without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Keith R. Feilmeier                      402                                       614-0258

(Name)                                    (Area Code)                     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).

[    ] Yes   [ X ] No   We are currently finalizing our periodic reports for the 3rd and 4th quarters of 2003, the 2003 audit, the 1st quarterly report due for 2004, the transitional year 2004 audit dated 6/30/2004, an amended 8-K attaching the financial reports due as a result of the merger between the former Princeton Video Image, Inc. and Gabriel Technologies LLC, and the quarterly report due 9/30/2004.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.  [X] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.

The former company, Princeton Video Image, Inc., was in bankruptcy, having filed for Chapter 11 protection in the District of New Jersey at this time last year.  The company discontinued its operations but operated as a debtor-in-possession until a plan of reorganization was approved by the Bankruptcy Court on June 10, 2004.  When the quarterly report is filed, it is expected that the discontinued operations will not be shown but that the operations of Gabriel Technologies LLC will be shown under generally accepted accounting principals.

Gabriel Technologies Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2004

By:

/s/   Keith R. Feilmeier

Keith R. Feilmeier, Director, President,

Chairman and Chief Executive Officer

GABRIEL TECHNOLOGIES CORPORATION